FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 2008

Commission File Number:  001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                No  X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Publication of Annual Report”, dated 6 March 2008.

2.	Press release entitled, “Filing of Annual Report on Form 20-F with the US Securities and Exchange Commission”, dated 12 March 2008.

3.	Press release entitled, “Trial date set for Seroquel® Patent Litigation”, dated 12 March 2008.

4.	Press release entitled, “Publication of Supplementary Prospectus”, dated 14 March 2008.

5.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rules DTR 3.1.4R”, dated 26 March 2008.

6.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rules DTR 3.1.4R”, dated 26 March 2008.

7.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rules DTR 3.1.4R”, dated 26 March 2008.

8.	Press release entitled, “Crestor outcomes study Jupiter closes early due to unequivocal evidence of benefit”, dated 31 March 2008.

9.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rules DTR 3.1.4R”, dated 31 March 2008.

10.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rules DTR 3.1.4R”, dated 31 March 2008.

11.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rules DTR 3.1.4R”, dated 31 March 2008.

12.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rules DTR 3.1.4R”, dated 31 March 2008.

13.	Press release entitled, “Transparency Directive Voting Rights and Capital”, dated 31 March 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date:	02 April 2008	By:	/s/ Justin Hoskins
			Name:	Justin Hoskins
			Title:	Deputy Company Secretary

Item 1
PUBLICATION OF ANNUAL REPORT

AstraZeneca PLC announced today the publication of its Annual Report and Form 20-F Information 2007, Notice of Annual General Meeting 2008 and Shareholders’ Circular, and Shareholder Letter.  Copies of the documents have been filed with the UK Listing Authority in accordance with Rule 9.6.1 of the Listing Rules and are available for viewing at the UKLA document viewing facility at 25 The North Colonnade, Canary Wharf, London E14 5HS.  The documents are also available on the Company's website www.astrazeneca.com and are being despatched to shareholders from today.

G H R Musker
Company Secretary
6 March 2008

Item 2
FILING OF ANNUAL REPORT ON FORM 20-F WITH THE US SECURITIES AND
EXCHANGE COMMISSION

AstraZeneca PLC announced today that, on 12 March 2008, it filed its Annual Report on Form 20-F with the US Securities and Exchange Commission (SEC).  The document is available for viewing on the SEC website at www.sec.gov and also on the Company’s website at www.astrazeneca.com.  The Company will send any holder of the Company’s securities, upon request, a hard copy of the Company’s complete audited financial statements free of charge.  Requests may be made by writing to the Company Secretary, AstraZeneca PLC, 15 Stanhope Gate, London W1K 1LN.

G H R Musker
Company Secretary
12 March 2008

Item 3

TRIAL DATE SET FOR SEROQUEL® PATENT LITIGATION

AstraZeneca today announced a trial date has been set for patent litigation in the US District Court for the District of New Jersey against Teva Pharmaceutical Industries Ltd. and Sandoz, Inc. alleging infringement of AstraZeneca’s patent as a result of Teva’s and Sandoz’s filings of Abbreviated New Drug Applications (ANDAs). The ANDAs seek approval to market generic versions of SEROQUEL® (quetiapine fumarate tablets) in the US before SEROQUEL’s patent expires in 2011.  The Court has set a date for trial beginning on 11 August 2008.

12 March 2008

Notes to Editors

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in the research, development, manufacture and marketing of prescription pharmaceuticals and the supply of healthcare services. It is one of the world's leading pharmaceutical companies with healthcare sales of $29.55 billion and leading positions in sales of gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infection products. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4Good Index.

For more information about AstraZeneca please visit: www.astrazeneca.com

For further information:

Media Enquiries:
Neil McCrae, +44 207 304 5045  (24 hours)
Steve Brown,  +44 207 304 5033  (24 hours)
Chris Sampson, +44 207 304 5130  (24 hours)

Investor Enquiries:
Jonathan Hunt,  +44 207 304 5087
Ed Seage,  +1 302 886 4065
Karl Hard,  +44 207 304 5322
Jorgen Winroth,  +1 212 579 0506
Mina Blair,  +44 20 7304 5084
Peter Vozzo, (MedImmune)  +1 301 398 4358

Item 4

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus for the AstraZeneca PLC U.S.$5,000,000,000 Euro Medium Term Note Programme (the Supplementary Prospectus).

To view the full Supplementary Prospectus, please paste the following URL into the address bar of your browser.

http://www.londonstockexchange.com/LSECWS/IFSPages/MarketNewsPopup.aspx?id=1739799&source=RNS

The Supplementary Prospectus and the documents incorporated by reference therein are available to the public for inspection at the following addresses:

Document Viewing Facility
UK Listing Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

AstraZeneca PLC
15 Stanhope Gate
London W1K 1LN

G H R Musker
Company Secretary
14 March 2008

Item 5

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rules DTR 3.1.4R

We hereby inform you that the interest of David R. Brennan, a Director of the Company, in the shares of AstraZeneca PLC has changed as detailed below.  Mr Brennan has interests in both the Ordinary Shares and the American Depositary Shares (ADSs) of AstraZeneca PLC.  One ADS equals one Ordinary Share.

On 24 March 2008, Mr Brennan became unconditionally entitled to a final award of 26,762 ADSs on the partial vesting of a previously announced original target award of 27,877 ADSs, which were awarded to him in March 2005 under the terms of the AstraZeneca US Executive Performance Share Plan.  Mr Brennan has ceased to have an interest in the 1,115 ADSs of the original target award that did not vest.  After certain mandatory tax deductions, Mr Brennan has received 17,715 ADSs into a personal brokerage account.

The closing price of AstraZeneca ADSs on 20 March 2008 was US$37.63.

Immediately prior to the above transactions, Mr Brennan had an interest in 234,428 Ordinary Shares and 121,435 AstraZeneca ADSs.  As a result of these transactions, Mr Brennan now has an interest in 234,428 Ordinary Shares and 111,273 AstraZeneca ADSs.  This interest represents approximately 0.024% of the Company’s issued ordinary capital.

G H R Musker
Company Secretary
26 March 2008

Item 6

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rules DTR 3.1.4R

We hereby inform you that the interest of Lynn Tetrault, a person discharging managerial responsibility, in the shares of AstraZeneca PLC has changed as detailed below.  Mrs Tetrault has interests in the American Depositary Shares (ADSs) of AstraZeneca PLC.  One ADS equals one Ordinary Share.

On 24 March 2008, Mrs Tetrault became unconditionally entitled to a final award of 4,478 ADSs on the partial vesting of an original target award of 4,665 ADSs, which were awarded to her in March 2005 under the terms of the AstraZeneca US Executive Performance Share Plan.  Mrs Tetrault has ceased to have an interest in the 187 ADSs of the original target award that did not vest.  After certain mandatory tax deductions, Mrs Tetrault has received 2,580 ADSs into a personal brokerage account.

The closing price of AstraZeneca ADSs on 20 March 2008 was US$37.63.

G H R Musker
Company Secretary
26 March 2008

Item 7

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rules DTR 3.1.4R

We hereby inform you that the interest of Anthony Zook, a person discharging managerial responsibility, in the shares of AstraZeneca PLC has changed as detailed below.  Mr Zook has interests in the American Depositary Shares (ADSs) of AstraZeneca PLC.  One ADS equals one Ordinary Share.

On 24 March 2008, Mr Zook became unconditionally entitled to a final award of 7,717 ADSs on the partial vesting of an original target award of 8,039 ADSs, which were awarded to him in March 2005 under the terms of the AstraZeneca US Executive Performance Share Plan.  Mr Zook has ceased to have an interest in the 322 ADSs of the original target award that did not vest.  After certain mandatory tax deductions, Mr Brennan has received 5,217 ADSs into a personal brokerage account.

The closing price of AstraZeneca ADSs on 20 March 2008 was US$37.63.

G H R Musker
Company Secretary
26 March 2008

Item 8

CRESTOR OUTCOMES STUDY JUPITER CLOSES EARLY DUE
TO UNEQUIVOCAL EVIDENCE OF BENEFIT

AstraZeneca today announced it has decided to stop the CRESTOR JUPITER clinical study early based on a recommendation from an Independent Data Monitoring Board and the JUPITER Steering Committee, which met on March 29, 2008. The study will be stopped early because there is unequivocal evidence of a reduction in cardiovascular morbidity and mortality amongst patients who received CRESTOR when compared to placebo.

JUPITER (Justification for the Use of statins in Primary prevention: an Intervention Trial Evaluating Rosuvastatin) was designed to determine if treating patients with no evidence of pre-existing cardiovascular disease and low to normal LDL-C but elevated C-reactive protein (CRP) with CRESTOR 20mg once daily would reduce major cardiovascular events. CRP is a recognized marker of inflammation and is associated with an increased risk of atherosclerotic cardiovascular events.

The JUPITER study team has initiated activities to close this large multi-center study. Over 15,000 trial participants will be scheduled by their investigator for final assessments at over 1,200 sites in 26 countries. Data from these visits will be collected and reviewed to allow a full and complete analysis and final results of the study will be published once the analysis is complete.

JUPITER is one study from the global research initiative known as the GALAXY programme, which has now recruited more than 64,000 patients from 55 countries worldwide, to investigate the impact of CRESTOR on cardiovascular risk reduction and patient outcomes.

About AstraZeneca

AstraZeneca is a major international healthcare business engaged in the research, development, manufacture and marketing of prescription pharmaceuticals and the supply of healthcare services. It is one of the world's leading pharmaceutical companies with healthcare sales of $29.55 billion and leading positions in sales of gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infection products. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4Good Index.
For more information about AstraZeneca please visit: www.astrazeneca.com.

31 March 2008

For further information:

Media Enquiries:

Neil McCrae, +44 207 304 5045 (24 hours)
Steve Brown, +44 207 304 5033 (24 hours)
Chris Sampson, +44 207 304 5130 (24 hours)

Investor Enquiries:

Karl Hard, +44 207 304 5322
Jonathan Hunt, +44 7775 704032
Mina Blair, +44 20 7304 5084
Ed Seage, +1 302 886 4065
Jorgen Winroth, +1 212 579 0506
Peter Vozzo, (MedImmune) +1 301 398 4358

- ENDS -

Item 9

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rules DTR 3.1.4R

We hereby inform you that on 28 March 2008 the following Directors of AstraZeneca PLC were granted options under the AstraZeneca Share Option Plan over the Company’s USD0.25 Ordinary Shares.

Name of Director	Number of shares over which option is granted	Exercise price per share	Period when exercisable	Total number of shares under option
D R Brennan	193,856	1882p	28.3.11-27.3.18	See below
S Lowth	70,138	1882p	28.3.11-27.3.18	88,803
J S Patterson	68,862	1882p	28.3.11-27.3.18	305,396

The options will become exercisable on 28 March 2011 subject to certain performance conditions.  The conditions, which will not be subject to any retesting, are that the earnings per share of the Company must increase by the increase in the UK Retail Prices Index plus 5% per annum on average over three years, and that no significant unforeseen event has taken place which, in the reasonable opinion of the Remuneration Committee, has resulted in major reputational damage to AstraZeneca, and the circumstances of which are exceptional enough to justify the option not vesting and becoming exercisable.  Failure to satisfy either or both of these conditions will result in the lapse of the option in its entirety.

David R Brennan, a Director of the Company, has previously received grants of options over the Company’s American Depositary Shares (ADSs).  One ADS equals one Ordinary Share.  Following the grant of options referred to above, David Brennan has options over 432,959 Ordinary Shares and 355,246 ADSs.

G H R Musker
Company Secretary
31 March 2008

Item 10

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rules DR 3.1.4R

We hereby inform you that on 28 March 2008 the following Directors of AstraZeneca PLC were each granted an award under the terms of the AstraZeneca Performance Share Plan over the Company’s USD0.25 Ordinary Shares.

Name of Director	Target number of shares awarded	Award price per share	Normal vesting date	Total interest in shares after this award	Percentage of shares in issue
D R Brennan	161,546	1882p	28 March 2011	See below	See below
S Lowth	58,448	1882p	28 March 2011	76,192	0.005%
J S Patterson	57,385	1882p	28 March 2011	197,107	0.014%

The AstraZeneca Performance Share Plan was approved by shareholders at the Company’s AGM in 2005.  Awards made under the Plan may not generally vest before the third anniversary of the relevant date of grant nor unless the specified performance target(s) have been met at the end of the three year period which, for this award, is 1 January 2008 to 31 December 2010.

The performance target that applies to this award is the Company’s Total Shareholder Return (“TSR”) compared to the TSR of a selected peer group of 12 other pharmaceutical companies.  The actual number of shares to which a participant may become unconditionally entitled will depend on the extent to which the performance target(s) have been met.  A summary of the Plan, including a more detailed explanation of the performance target(s), can be found in the AstraZeneca Annual Report and Form 20-F Information 2007 which is available on the Company’s website www.astrazeneca.com.

Mr Brennan has interests in the Company’s Ordinary Shares and American Depositary Shares (ADSs).  One ADS equals one Ordinary Share.  In total, Mr Brennan now has an interest in 395,974 Ordinary Shares and 111,273 ADSs, which together represent approximately 0.035% of the number of shares currently in issue.

G H R Musker
Company Secretary
31 March 2008

Item 11

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rules DTR 3.1.4R

We hereby inform you that on 28 March 2008 the following individuals, who are all persons discharging managerial responsibilities, were granted options under the AstraZeneca Share Option Plan over the Company’s USD0.25 Ordinary Shares or, in the case of D Mott, L Tetrault and A Zook, over the Company’s American Depositary Shares (ADSs).  One ADS equals one Ordinary Share

Name of individual	Number of shares over which option is granted	Exercise price per share	Period when exercisable
B Angelici	49,628	1882p	28.3.11-27.3.18
J Lundberg	48,445	1882p	28.3.11-27.3.18
D Mott	121,478	US$37.76	28.3.11-27.3.18
D Smith	36,131	1882p	28.3.11-27.3.18
L Tetrault	67,302	US$37.76	28.3.11-27.3.18
A Zook	96,971	US$37.76	28.3.11-27.3.18

The options will become exercisable on 28 March 2011 subject to certain performance conditions.  The conditions, which will not be subject to any retesting, are that the earnings per share of the Company must increase by the increase in the UK Retail Prices Index plus 5% per annum on average over three years, and that no significant unforeseen event has taken place which, in the reasonable opinion of the Remuneration Committee, has resulted in major reputational damage to AstraZeneca, and the circumstances of which are exceptional enough to justify the option not vesting and becoming exercisable.  Failure to satisfy either or both of these conditions will result in the lapse of the option in its entirety.

G H R Musker
Company Secretary
31 March 2008

Item 12

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rules DR 3.1.4R

We hereby inform you that on 28 March 2008, the following individuals, who are all persons discharging managerial responsibilities, were each granted an award under the terms of the AstraZeneca Performance Share Plan over the Company’s USD0.25 Ordinary Shares or, in the case of D Mott, L Tetrault and A Zook, over the Company’s American Depositary Shares (ADSs).  One ADS equals one Ordinary Share

Name of individual	Target number of shares awarded	Award price per share	Normal vesting date
B Angelici	37,221	1882p	28 March 2011
J Lundberg	36,334	1882p	28 March 2011
D Mott	53,593	US$37.76	28 March 2011
D Smith	27,098	1882p	28 March 2011
L Tetrault	50,477	US$37.76	28 March 2011
A Zook	72,728	US$37.76	28 March 2011

The AstraZeneca Performance Share Plan was approved by shareholders at the Company’s AGM in 2005.  Awards made under the Plan may not generally vest before the third anniversary of the relevant date of grant nor unless the specified performance target(s) have been met at the end of the three year period which, for this award, is 1 January 2008 to 31 December 2010.

With the exception of D Mott, the performance target that applies to this award is the Company’s Total Shareholder Return (“TSR”) compared to the TSR of a selected peer group of 12 other pharmaceutical companies.  The actual number of shares to which a participant may become unconditionally entitled will depend on the extent to which the performance target(s) have been met.  A summary of the Plan, including a more detailed explanation of the performance target(s), can be found in the AstraZeneca Annual Report and Form 20-F Information 2007 which is available on the Company’s website www.astrazeneca.com.

For the award granted to D Mott, the performance condition relates to a range of financial and other business measures in respect of the MedImmune business measured over a three-year performance period.

G H R Musker
Company Secretary
31 March 2008

Item 13

Transparency Directive
Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.   On 29 February 2008 the issued share capital of AstraZeneca PLC with voting rights is 1,457,017,580 ordinary shares of US$0.25.   No shares are held in Treasury. Therefore, the total number of voting rights in AstraZeneca PLC is 1,457,017,580.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the FSA's Disclosure and Transparency Rules.

G H R Musker
Company Secretary
31 March 2008